Exhibit (h)(12)

AMENDED AND RESTATED

EXPENSE LIMITATION AGREEMENT

PIMCO Funds

840 Newport Center Drive

Newport Beach, California 92260

February 23, 2009

Pacific Investment Management Company

840 Newport Center Drive

Newport Beach, California 92260

Re:	PIMCO All Asset All Authority Fund (the “Fund”)

Dear Sirs:

This Agreement dated February 23, 2009 amends and restates the Expense Limitation Agreement between PIMCO Funds (the “Trust”) on behalf of the Fund and Pacific Investment Management Company LLC (“PIMCO”), dated April 1, 2007 (the “2007 Agreement”), which terminated the Expense Limitation Agreement between the Trust and PIMCO dated August 19, 2003 (the “2003 Agreement”). This will confirm the agreement between the Trust and PIMCO as follows:

1. The Trust is an open-end investment company, consisting of multiple series, each of which may offer multiple Classes of shares. This Agreement pertains to each Class of the Fund. The Fund is a “fund of funds,” investing primarily in the Institutional Class shares of other series of the Trust or other funds in the same group of investment companies (the “Underlying Funds”).

2. Pursuant to an Amended and Restated Investment Advisory Contract dated February 23, 2009 (the “Investment Advisory Contract”) between the Trust and PIMCO, which amends and restates the Investment Advisory Contract dated May 5, 2000, as restated August 19, 2003, between the same parties, the Trust has retained PIMCO to provide the Fund with investment advisory services. Pursuant to the Investment Advisory Contract, the Fund pays to PIMCO a monthly advisory fee at an annual rate set forth in Exhibit A to the Investment Advisory Contract (the “Advisory Fee”).

3. Pursuant to the Investment Advisory Contract, each Underlying Fund pays to PIMCO a separate advisory fee for investment advisory services provided by PIMCO. Pursuant to the Supervision and Administration Agreement dated August 11, 2008 and supplemented February 23, 2009 (the “Supervision and Administration Agreement”), between the Trust and PIMCO, each Underlying Fund also pays to PIMCO a separate supervisory and administrative fee for supervisory, administrative and other services provided or procured by PIMCO to the Underlying Fund and its shareholders. The advisory fees and supervisory and administrative fees paid by the Underlying Funds are collectively referred to herein as “Underlying Fund Fees.”

4. The Fund indirectly pays its proportionate share of the Underlying Fund Fees charged by PIMCO to the Underlying Funds in which the Fund invests.

5. Each Class of the Fund shall be entitled to a waiver of the Advisory Fee it pays if the Underlying Fund Fees in any year exceed 0.69% (the “Expense Limit”).

6. If the Underlying Fund Fees in any fiscal year exceed the Expense Limit, PIMCO shall waive a portion of its Advisory Fee equal to the amount over which the Underlying Fund Fees exceed the Expense Limit (the “Excess Amount”).

7. Each month, the Underlying Fund Fees for each Class of the Fund shall be calculated based on Underlying Fund Fees for each day of that month, and then totaled for such month and annualized. If the annualized Underlying Fund Fees for any month of a Class of a Fund exceed the Expense Limit, PIMCO shall waive or reduce its Advisory Fee due and payable for such month.

8. If necessary, on or before the last day of the first month of each fiscal year, an adjustment payment shall be made by the appropriate party in order that the amount of the advisory fees waived or reduced with respect to the previous fiscal year shall equal the Excess Amount.

9. If in any month during which the Investment Advisory Contract is in effect, the Underlying Fund Fees of any Class of the Fund for that month are less than the Expense Limit, PIMCO shall be entitled to reimbursement by the Fund of any Advisory Fees waived or reduced pursuant to this Agreement (the “Reimbursement Amount”) during the previous 36 months, to the extent that the Underlying Fund Fees plus the amount so reimbursed does not exceed, for such month, the Expense Limit, provided that such amount paid to PIMCO will in no event exceed the total Reimbursement Amount and will not include any amounts previously reimbursed to PIMCO.

10. Nothing in this Agreement shall affect the right of PIMCO to continue to be reimbursed under Paragraph 7 of the 2007 Agreement or under Paragraph 7 of the 2005 Agreement for any Advisory Fees waived during the previous 36 months to the extent that the Underlying Fund Fees calculated in the manner described in Paragraph 5 of the 2007 Agreement or Paragraph 5 of the 2003 Agreement, plus the amount reimbursed does not exceed, for such month, the Expense Limit, as that term is defined in the 2007 Agreement, for any month prior to April 1, 2007 (0.69%), or as that term is defined in the 2003 Agreement, for any month prior to April 1, 2007 (0.69%).

11. This amended and restated Agreement shall become effective on February 23, 2009, shall have an initial term through July 31, 2010, and shall apply for each 12 month period thereafter so long as it is in effect. Thereafter, this Agreement shall automatically renew for one-year terms unless PIMCO provides written notice to the Trust at the above address of the termination of this Agreement, which notice shall be received by the Trust at least 30 days prior to the end of the then-current term. In addition, this Agreement shall terminate upon termination of the Investment Advisory Contract, or it may be terminated by the Trust, without payment of any penalty, upon 90 days’ prior written notice to PIMCO at its principal place of business.

12. Nothing herein contained shall be deemed to require the Trust or the Fund to take any action contrary to the Trust’s Declaration of Trust or By-Laws, or any applicable statutory or regulatory requirement to which it is subject or by which it is bound, or to relieve or deprive the Trust’s Board of Trustees of its responsibility for and control of the conduct of the affairs of the Trust or the Fund.

13. Any question of interpretation of any term or provision of this Agreement, including but not limited to the Advisory Fee, Underlying Fund Fees, the computations of net asset values, and the allocation of expenses, having a counterpart in or otherwise derived from the terms and provisions of the Investment Advisory Contract, Supervision and Administration Agreement or the Investment Company Act of 1940 (the “1940 Act”), shall have the same meaning as and be resolved by reference to such Investment Advisory Contract, Supervision and Administration Agreement or the 1940 Act.

14. If any one or more of the provisions of this Agreement shall be held to be invalid, illegal or unenforceable, the validity, legality or enforceability of the remaining provisions shall not be affected thereby.

15. It is expressly agreed that the obligations of the Trust hereunder shall not be binding upon any of the Trustees, shareholders, nominees, officers, agents or employees of the Trust personally, but shall bind only the trust property of the Trust relating to the Fund. This Agreement has been signed and delivered by an officer of the Trust, acting as such, and such execution and delivery by such officer shall not be deemed to have been made by any Trustee or officer individually or to impose any liability on any of them personally, but shall bind only the trust property of the Trust relating to the Fund, as provided in the Trust’s Trust Instrument as amended and restated March 31, 2000, and as amended from time to time.

16. This Agreement constitutes the entire agreement between the Trust on behalf of the Fund and PIMCO with respect to its subject matter and may be amended or modified only by a writing signed by duly authorized officers of both the Trust and PIMCO.

If the foregoing correctly sets forth the agreement between the Trust and PIMCO, please so indicate by signing and returning to the Trust the enclosed copy hereof.

Very truly yours,

PIMCO Funds

By:	/s/ Ernest L. Schmider
Name:	Ernest L. Schmider
Title:	President

ACCEPTED:

PACIFIC INVESTMENT MANAGEMENT COMPANY LLC

By:	/s/ Brent R. Harris
Name:	Brent R. Harris
Title:	Managing Director